                                  SCHEDULE 14A
                                 (Rule 14a-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

                Proxy Statement Pursuant to Section 14(a) of the
                         Securities Exchange Act of 1934

Filed by the Registrant [_]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[_] Preliminary Proxy Statement
[_] Confidential, for Use of the Commission Only (as permitted by
    Rule 13a-6(e)(2))
[X] Definitive Proxy Statement
[_] Definitive Additional Materials
[_] Soliciting Material Pursuant to Section 240.14a-12

                           GATEWAY ENERGY CORPORATION
                (Name of Registrant as Specified In Its Charter)

                                 JOHN J. BUTERIN

  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required.
[_] Fee computed on table below per Exchange Act Rules 14a-6(I)(1) and 0-11.

               (1) Title of each class of securities to which transaction applies:

               (2)  Aggregate number of securities to which transaction applies:

               (3) Per unit price of other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

               (4)  Proposed maximum aggregate value of transaction:

               (5)  Total fee paid:

[_] Fee paid previously with preliminary materials.

[_] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               (1)  Amount Previously Paid:

               (2)  Form, Schedule or Registration Statement No.:

               (3)  Filing Party:

               (4)  Date Filed:

                                 PROXY STATEMENT
                                       OF
                                  JOHN BUTERIN

                     IN OPPOSITION TO THE BOARD OF DIRECTORS
                                       OF
                           GATEWAY ENERGY CORPORATION

                       2003 ANNUAL MEETING OF STOCKHOLDERS

                                  INTRODUCTION

         This Proxy Statement and the accompanying form of proxy card are being furnished by John J. Buterin ("Buterin"), to certain owners of shares of Common Stock, par value $.25 per share (the "Common Stock"), of Gateway Energy Corporation, a Delaware corporation (the "Company"), in connection with the solicitation by Buterin of proxies from such stockholders to be voted at the Company's 2003 Annual Meeting of Stockholders, and at any adjournments, postponements or reschedulings thereof (the "Annual Meeting"), to be held on Wednesday, May 21, 2003.

         According to the Company's definitive proxy statement filed with the Securities and Exchange Commission (the "SEC") on April 8, 2003, eight individuals will be elected at the Annual Meeting to the Board of Directors of the Company (the "Board").

         Buterin is soliciting proxies from the holders of Common Stock to elect three individuals named below under the heading "ELECTION OF DIRECTORS--Buterin Nominees" at the Annual Meeting (the "Buterin Nominees"). Buterin intends to nominate the Buterin Nominees for election at the Annual Meeting and to vote for such nominees. Thus, if all of the Buterin Nominees are elected at the Annual Meeting, three of the eight members of the Board will be Buterin Nominees. The Buterin Nominees include three independent nominees who would be qualified to serve on the Board's Audit Committee under the applicable securities law requirements if elected. A disadvantage to electing the Buterin Nominees is that they will be unable to use their minority position to independently change the outcome of board voting positions.

         This Proxy Statement is first being sent or given to holders of Common Stock on May 20, 2003. The Company's principal place of business is located at 500 Dallas Street, Suite 2615, Houston, Texas 77002.

              The solicitation is being made by John J. Buterin and
                          not on behalf of the Board.

     YOU MAY ALREADY HAVE RECEIVED, OR WILL SOON RECEIVE, A PROXY CARD FROM
           THE COMPANY. PLEASE RETURN ONLY BUTERIN'S PROXY CARD AND DO
           NOT RETURN ANY COMPANY PROXY CARD UNDER ANY CIRCUMSTANCES.
           IF YOU RETURN BOTH PROXY CARDS THERE IS A DANGER THAT YOUR
             SHARES WILL NOT BE VOTED AS YOU DESIRE BECAUSE ONLY THE
                   LATEST DATED PROXY CARD YOU SUBMIT COUNTS.

Information About Buterin

         John Buterin has been an investor in the Company for over 12 years, investing over $4 million during that period. As of the date of this Proxy Statement, Buterin is the beneficial owner of 615,768 shares of Common Stock, which constitutes approximately 4% of the outstanding Common Stock based on the Company's preliminary proxy statement filed with the SEC on April 8, 2003. In addition to the Common Stock owned by Buterin, Mr. Buterin believes that the Company owes Buterin approximately $284,126 for reimbursement of interest and expenses paid on behalf of the Company under debt assumed by Buterin. See "BACKGROUND OF BUTERIN'S INTEREST IN THE COMPANY AND REASONS FOR THE SOLICITATION."


         As a significant investor in the Company, Buterin has become dissatisfied with the Company's performance and is concerned about preserving the value of his significant investment in the Company. He believes that management has become nonresponsive to the concerns and questions of the stockholders and have managed the Company for their own personal benefit. Buterin believes that actions taken by the Board and management are designed to entrench and enrich management at the expense and to the detriment of all of the Company's stockholders.

         Accordingly, Buterin is proposing the Buterin Nominees for election to the Board in partial opposition to the slate proposed by the Board. If all of the Buterin Nominees are elected at the Annual Meeting, they will not constitute a majority of the members of the Board. However, Buterin believes that these new independent directors will be in a position to monitor the proceedings of the Board with the best interest of the Company and its stockholders in mind. While Buterin is not presently contemplating obtaining control of the Company, he intends to monitor the activities of the Board and management of the Company and may determine in the future that a change of control of the Board would be in the best interest of the Company and its stockholders. Buterin and the Buterin Nominees are committed to promoting business objectives, goals and values that are in the best interest of all of the Company's stockholders. See "BACKGROUND OF BUTERIN'S INTEREST IN THE COMPANY AND REASONS FOR THE SOLICITATION."

         Buterin is not subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and therefore is not required to file periodic reports, proxy statements and other information with the SEC relating to his business, financial condition and other matters. The Company is subject to the informational filing requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company's reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located at 233 Broadway, New York, New York 10279, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the SEC's Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

                                    IMPORTANT

BUTERIN STRONGLY RECOMMENDS THAT YOU VOTE FOR THE BUTERIN NOMINEES BY MARKING, SIGNING, DATING AND MAILING THE ENCLOSED PROXY CARD PROMPTLY IN THE ENVELOPE PROVIDED.

HOLDERS OF RECORD OF SHARES OF COMMON STOCK AS OF MARCH 31, 2003, THE RECORD DATE ESTABLISHED BY THE COMPANY FOR VOTING AT THE ANNUAL MEETING, ARE URGED TO SUBMIT THE ENCLOSED PROXY CARD EVEN IF YOUR SHARES HAVE BEEN SOLD AFTER THE RECORD DATE.

IF YOU HAVE PURCHASED SHARES OF COMMON STOCK AFTER THE RECORD DATE AND WISH TO VOTE SUCH SHARES AT THE ANNUAL MEETING, YOU SHOULD SEEK TO OBTAIN A PROXY FROM THE SELLER OF SUCH SHARES.

IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK OR NOMINEE ON THE RECORD DATE, ONLY IT CAN VOTE YOUR SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR YOUR SHARES TO BE VOTED ON THE ENCLOSED PROXY CARD.

THIS PROXY STATEMENT MAY BE DELIVERED TO STOCKHOLDERS OF THE COMPANY ELECTRONICALLY WITH THE CONSENT OF SUCH STOCKHOLDER.

          QUESTIONS CONCERNING THIS PROXY STATEMENT OR THE ACCOMPANYING
                        PROXY CARD SHOULD BE DIRECTED TO:

                                  JOHN BUTERIN
                                  P.O. BOX 375
                              MISSION, KANSAS 66201
                                  913-642-8523

                                     VOTING

         The Board has fixed March 31, 2003 as the record date for the determination of the holders of capital stock of the Company entitled to notice of and to vote at the Annual Meeting. As of March 31, 2003, there were 15,426,317 shares of Common Stock outstanding and entitled to vote.

         With respect to the election of directors, the affirmative vote of the holders of shares representing a plurality of the aggregate votes cast at the Annual Meeting in respect of the election of the directors is required for their election. Because the election of directors will be determined by votes cast rather than by a percentage of the shares present, votes to "withhold authority" and "broker non-votes" will not affect the election of directors. If any other matter properly comes before the Annual Meeting, its resolution will be determined by the affirmative vote of the holders of shares of Common Stock representing a majority of votes cast at the Annual Meeting with respect to such matter, unless a higher vote is required under applicable state law. Accordingly, abstentions will have the effect of a negative vote on any such matter, but "broker non-votes" will not be voted and will have no effect in determining whether such matter has received sufficient votes for approval.


         If the enclosed form of proxy card is executed and returned, it may nevertheless be revoked by the person giving it any time before the vote at the Annual Meeting either by filing with the Secretary of the Company a written notice of revocation or a proxy card bearing a later date than the most recently submitted proxy card or by attending the Annual Meeting and voting in person. The execution of the enclosed proxy card will cause the revocation of any previously executed proxies. The execution of a proxy card will not affect a stockholder's right to attend the Annual Meeting and vote in person, but attendance at the Annual Meeting will not, by itself, revoke a proxy.

     The enclosed proxy card may only be voted for the Buterin Nominees and does not confer voting authority with respect to the remaining directorships. You can only vote for the Company's nominees by signing and returning the proxy card provided by the Company. You should review the Company's proxy statement for the names, backgrounds and qualifications of those persons nominated by the Company. Buterin intends to vote all of the shares received pursuant to this solicitation for the Buterin Nominees and does not intend to vote any shares in favor of the Company's nominees to fill the remaining positions in the directorship. Since votes for only three directorships are solicited under this proxy statement, you will be disenfranchised with regard to at least five directorships if you elect to vote for the Buterin Nominees and fail to return the Company's proxy card. The remaining five directorships are likely to be filled by the Company's nominees. If the Buterin Nominees are elected, some or all of the remaining Company nominees may refuse to serve resulting in vacancies on the board. Under the Company's bylaws such vacancies shall be filled by a majority vote of the directors then in office. In addition, if the Company's board undertakes to expand the number of directors serving on the board, the percentage of the Company's directorships filled by the Buterin Nominees will be further reduced.

         IF YOU, AS A HOLDER OF COMMON STOCK, WISH TO VOTE FOR THE BUTERIN NOMINEES, YOU MUST SUBMIT THE ENCLOSED PROXY CARD AND SHOULD NOT SUBMIT THE COMPANY'S PROXY CARD.

         Unless contrary instructions are indicated on the enclosed proxy card, all shares of Common Stock represented by valid proxy cards received pursuant to this solicitation (which have not been revoked as described above) will be voted FOR the election of the Buterin Nominees and at the discretion of the proxy holder(s) on such other business as may properly come before the Annual Meeting. Such shares will not be voted with respect to the ratification of the appointment of Deloitte & Touche LLP as independent public accountants.

        YOUR VOTE AT THIS YEAR'S ANNUAL MEETING IS ESPECIALLY IMPORTANT.
          PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN
                         THE ENCLOSED ENVELOPE PROMPTLY.

                              ELECTION OF DIRECTORS

General

         The Bylaws of the Company provide that the Board shall consist of not less than five nor more than eleven directors, with the exact number to be fixed by resolution of the Board. According to the Company's proxy statement filed with the SEC on April 8, 2003, eight persons will be elected at the Annual Meeting to serve as directors on the Board for a term of one year and until their successors are duly elected and qualified or until their earlier resignation or removal.


         The Bylaws require that any stockholder wishing to nominate persons for election as directors at an annual meeting of stockholders must give the Company written notice of such nominations, together with certain information regarding the nominees and the nominating stockholder. Generally, such notice must be given not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting. On February 25, 2003, Buterin delivered to the Company what it believed to be the notice and information required by the Bylaws with respect to its nomination of the Buterin Nominees for election at the Annual Meeting. On March 6, 2003, the Company, through its legal counsel, confirmed that the notice and information provided by Buterin satisfied the requirements of the Bylaws and acknowledged that Buterin could nominate the Buterin Nominees for election to the Board at the Annual Meeting.


Buterin Nominees

         At the Annual Meeting, Buterin will nominate the three Buterin Nominees for election as Directors. The information below concerning age and principal occupation of the Buterin Nominees has been furnished by the respective nominees. Except as described in this Proxy Statement, none of the Buterin Nominees beneficially owns any Common Stock.


             Name          Age                           Principal Occupation
             ----          ---                           --------------------
John J. Buterin (1)        72        Mr. Buterin is not currently a member of the Board of
                                     Directors of the Company and has not held a position or
                                     office with the Company.  Mr. Buterin is a retired
                                     commodities trader and currently manages his investments.
                                     Mr. Buterin owns 615,768 shares of the Company's common
                                     stock.

Thomas G. Stoll (2)        43        Mr. Stoll is not currently a member of the Board of
                                     Directors of the Company and has not held a position or
                                     office with the Company.  Mr. Stoll is an attorney who has been in private practice since 1986.  He has been a
                                     shareholder with the Kansas City firm Kurlbaum, Stoll,
                                     Seaman, Mustoe & McCrummen, P.C. since 1993.  Mr. Stoll
                                     represents John J. Buterin with respect to his business
                                     matters.

Philip A. Wilson (3)       54        Mr. Wilson is not currently a member of the Board of
                                     Directors of the Company and has not held a position or
                                     office with the Company. Mr. Wilson has served as the
                                     President of Lawyers Assist Corporation since 1972.
                                     Mr. Wilson also acted as Chief Criminal Investigator in the
                                     Office of the Prosecuting Attorney of Clay County, Missouri
                                     from 1996-2002.

-----------------
(1) Mr. Buterin beneficially owns 615,768 shares of Common Stock, of which 6,107 shares are held jointly with his wife, Melba Buterin.

(2)  Mr. Stoll beneficially owns 10,000 shares of Common Stock.

(3)  Mr. Wilson beneficially owns 126,309 shares of Common Stock.

         Each of the Buterin Nominees has agreed to be named in this Proxy Statement and to serve as a director of the Company, if elected. Buterin does not expect that any of the Buterin Nominees will be unable to stand for election or serve as a director, but if any vacancy in the slate of the Buterin Nominees occurs for any reason (including if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any or all of the Buterin Nominees or resulting in a decrease in the number of directors), the shares represented by the enclosed proxy cards received by Buterin and not properly revoked will be voted for the substitute candidate nominated by Buterin in compliance with the rules of the SEC and any other applicable law and, if applicable, and the Bylaws.

         BUTERIN RECOMMENDS THAT HOLDERS OF SHARES OF COMMON STOCK VOTE
          IN FAVOR OF THE BUTERIN NOMINEES FOR DIRECTORS AND NOT VOTE
             IN FAVOR OF ANY OF THE BOARD'S NOMINEES FOR DIRECTORS.

                 BACKGROUND OF BUTERIN'S INTEREST IN THE COMPANY
                        AND REASONS FOR THE SOLICITATION

General

     Buterin is the beneficial owner of 615,768 shares of Common Stock, which constitute approximately 4% of the Company's outstanding Common Stock based on the Company's preliminary proxy statement filed with the SEC on April 8, 2003. For a description of recent transactions in Company securities by Buterin, please refer to the section entitled "INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES--Participant Ownership of and Transactions in Company Securities."

Assumption of Debt Transaction

     On March 25, 1997, Buterin agreed to assume $612,250 of the Company's debt. Buterin assumed such debt based on a presentation by management and certain directors whereby he was encouraged to assume the debt on behalf of the Company. Buterin pledged 244,900 shares of his personal stock in the Company as collateral for the debt. Thereafter, Buterin made payments totaling $211,001 for interest and other expenses related to the assumed debt. In addition, Buterin liquidated or repurchased 80,978 of the collateral shares reducing the total collateral shares to 163,922. On September 12, 2002, Buterin wrote a letter to Michael T. Fadden, President of the Company, indicating his belief that the presentation encouraging assumption of Company debts was misleading and that reliance on the statements included therein had caused him major financial losses. In this letter, Buterin alleged that the Company made material mistatements of fact to him in connection with the transaction. Buterin believes that a series of forward looking statements made by the Company regarding its projected asset growth and future share price were not prepared in good faith or with a reasonable basis for such projections. The letter also provided what Buterin believed was a fair settlement regarding the transaction. His proposal settlement involved having the Company pay the remaining creditors all past due interest and issuing a new three-year note to those creditors at the original interest rate for the loans. Buterin also asked that the 80,798 shares he lost after pledging them as collateral be restored and that he be paid $284,126 to account for expenses paid plus 9% interest. The Company did not agree with Buterin's allegations and did not accept Buterin's settlement offer.

Management Employment Agreements


     In 2001, the Company entered into employment agreements (the "Agreements") with Michael T. Fadden, Chairman, Chief Executive Officer and President, and Scott D. Heflin, Chief Financial Officer, Treasurer and Secretary (collectively, the "Executives"). The terms of the Agreements are through October 31, 2004, renewable for successive one-year terms at the option of the Company. Under the Agreements, Mr. Fadden's base salary is $175,000 per year and Mr. Heflin's base salary is $120,000 per year. The Agreements provide for severance benefits in the event that the Company terminates the Executives' employment other than for cause, or if the Executives resign following certain adverse changes in the terms of their compensation or job responsibilities for a period of three years following a change in control of the Company.

     In the case of termination other than for cause where there is no change in control, these benefits would be calculated based on (1) one years base salary, or (2) the base salary attributable to the remaining term of the Agreements, whichever is greater, plus any unpaid bonus attributable to the previous year of employment. If the termination occurs during a one-year renewal period of the Agreements, benefits would be calculated based on the base salary attributable to the remaining months of the one-year term, plus a pro rata share of any cash bonus paid for the year of termination attributable to that portion of the year during which the Executive was employed.

     In the case of a change in control of the Company, these benefits would be calculated based on an amount equal to twice the sum of the Executives' then annual base salary plus their average annual incentive bonus for the two years preceding such termination. The Company will continue to provide, at its expense, certain Executive health and welfare benefits for a period of up to four (4) years, reduced by any such benefits obtained from subsequent employers.

     The Agreements contain a non-competition provision under which the Executives are required not to engage in certain activities on behalf of competitors of the Company while employed by the Company and for a period of six months following termination. Further, Mr. Fadden's Agreement requires that he not engage, directly or indirectly, in any manner with any business or company engaged in removal of nitrogen from natural gas streams while he is employed by the Company and for a period of two years following his termination of employment.

     The Agreements provide that a change of control includes a change in the Board in which either (1) the Current Directors (as defined below) cease for any reason to constitute at least a majority of the Board; or (2) at any meeting of the stockholders of the company called for the purpose of electing directors, a majority of the persons nominated by the Board for election as directors fail to be elected. "Current Directors" means any member of the Board as of July 1, 2001, and any successor of a Current Director whose election or nomination for election by the company's stockholders was approved by at least a majority of the current Directors then on the Board. The election of the Buterin Nominees will not result in a change of control under the Agreements, because Buterin Nominees would not constitute a majority of the Board.


     Buterin believes that the Agreements significantly reduced the Board's flexibility with respect to management changes and therefore he believes they are inappropriate for the Company.


Intentions of Buterin

     If all of the Buterin Nominees for election to the Board are elected at the Annual Meeting; they will not constitute a majority of the members of the Board. However, Buterin believes that these new independent directors will be in a position to monitor the proceedings of the Board with the best interest of the Company and its stockholders in mind. While Buterin is not presently contemplating obtaining control of the Company, he intends to monitor the activities of the Board and management of the Company and may determine in the future that a change of control of the Board would be in the interest of the Company and its stockholders. Buterin and the Buterin Nominees are committed to promoting the business objectives, goals and values that are in the best interest of all the Company's stockholders.

             INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES

Information Concerning Participants

     Under the applicable regulations of the SEC, Buterin and each of the Buterin Nominees is deemed to be a "participant" in Buterin's solicitation of proxies. The following table sets forth the name, business address and principal occupation of Buterin and the other Buterin Nominees ("Buterin Participants"). No other person will solicit proxies from stockholders of the Company on behalf of Buterin.

     John J. Buterin
     Retired Commodities Trader and Individual Investor
     P.O. Box 375
     Mission, Kansas 66201

     Thomas G. Stoll
     Attorney at Law
     Kurlbaum, Stoll, Seaman, Mustoe & McCrummen, P.C.
     1100 Main Street, Suite 2001

     Kansas City, Missouri 64105
     Philip A. Wilson
     President
     Lawyers Assist Corporation
     17 West Kansas
     Liberty, Missouri 64068

     Buterin has not engaged a financial advisor or proxy solicitor in connection with the election of the Buterin Nominees at the Annual Meeting.

Participant Ownership of and Transactions in Company Securities

     Other than as disclosed in this Proxy Statement, neither Buterin nor, to the knowledge of Buterin, any of the Participants nor, with respect to clause
(3), any of their respective associates: (1) owns beneficially, directly or indirectly, or of record but not beneficially, any securities of the Company;
(2) owns beneficially, directly or indirectly, or of record but not beneficially, any securities of any parent or subsidiary of the Company; or (3) is, or was since January 1, 2002, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. The Buterin Participants (other than Buterin) disclaim beneficial ownership of any securities of the Company owned by Buterin, and this Proxy Statement shall not be deemed an admission that any Buterin Participant is the beneficial owner of such securities for any purpose.

     To the knowledge of Buterin, none of the other Participants has purchased or sold any Company securities within the past two years, except as noted herein: Mr. Stoll purchased 10,000 shares of common stock on June 11, 2002 for a purchase price of $2,000, or $.40 per share; Mr. Wilson purchased 5,000 shares of common stock on January 27, 2003 for a purchase price of $2,000, or $0.40 per share and purchased 5,000 shares of common stock on January 29, 2003 for a purchase price of $2,000, or $0.40 per share; and Buterin's purchases and sales are summarized in the following table:



  Date                  Purchased/Sold           Shares and Price
  06-13-01              Purchased                 2,500 at 68.4(cent) per share
  06-13-01              Purchased                 2,500 at 70(cent) per share
  06-19-01              Purchased                 2,500 at 69.5(cent) per share
  06-19-01              Purchased                 2,500 at 72(cent) per share
  07-19-01              Purchased                 2,500 at 68(cent) per share
  07-19-01              Purchased                 2,500 at 69(cent) per share
  10-24-01              Sold                      5,000 at 45(cent) per share
  11-30-01              Purchased                10,000 at 30(cent) per share
  12-28-01              Purchased                10,000 at 38(cent) per share
  12-28-01              Purchased                 5,000 at 44(cent) per share
  04-10-02              Sold                     10,000 at 31(cent) per share
  05-09-02              Sold                      5,000 at 40(cent) per share
  06-03-02              Sold                      5,000 at 39(cent) per share
  06-14-02              Sold                      5,000 at 40(cent) per share
  06-18-02              Sold                      5,000 at 35(cent) per share
  06-26-02              Sold                      5,000 at 35(cent) per share
  07-02-02              Sold                      5,000 at 26(cent) per share
  07-02-02              Sold                     10,000 at 25(cent) per share
  07-22-02              Sold                      5,000 at 19(cent) per share
  07-22-02              Sold                      5,000 at 19(cent) per share
  08-12-02              Sold                      5,000 at 23.5(cent) per share
  09-04-02              Sold                     10,000 at 20(cent) per share
  09-16-02              Sold                      5,000 at 20(cent) per share
  09-27-02              Sold                     15,000 at 30(cent) per share
  10-11-02              Sold                      5,000 at 34(cent) per share
  10-22-02              Sold                      5,000 at 31(cent) per share
  11-08-02              Sold                     12,178 at 45(cent) per share
  01-06-03              Sold                     10,000 at 32(cent) per share
  01-27-03              Sold                     10,000 at 35(cent) per share
  02-04-03              Sold                      5,000 at 30(cent) per share
  02-12-03              Sold                      5,000 at 38(cent) per share
  03-10-03              Sold                      5,000 at 29(cent) per share
  03-11-03              Sold                     10,000 at 32(cent) per share
  03-24-03              Sold                      5,000 at 31(cent) per share
  04-11-03              Sold                     10,000 at 27(cent) per share
  04-22-03              Sold                      5,000 at 22(cent) per share
  05-01-03              Sold                      5,000 at 30(cent) per share

Information Regarding the Relationship between the Participants and Buterin

     Mr. Stoll is a partner with the law firm Kurlbaum, Stoll, Seaman, Mustoe & McCrummen, P.C. and represents Buterin with respect to his business matters.

     Buterin does not have any arrangements with the other Buterin Participants that will result in any additional compensation if the Buterin Nominees are elected as directors to the Board at the Annual Meeting or relating to any future transactions between Buterin and the Company.

     Set forth below are the number of shares of Common Stock of Buterin beneficially owned by the Buterin Participants within the meaning of SEC Rule 13d-3:

      Name of Beneficial Owner (1)              Total Beneficial Ownership
          John J. Buterin (1)                              615,768
          Thomas G. Stoll                                   10,000
          Philip A. Wilson (2)                             126,309

(1) Includes 6,107 shares of Common Stock held jointly with Buterin's wife, Melba Buterin.

(2) Includes 126,309 shares of Common Stock held individually by Mr. Wilson's wife and by Lawyers Assist Corporation profit sharing plan.

                         COST AND METHOD OF SOLICITATION

     Buterin will bear the all of the cost of this solicitation and may seek reimbursement for such costs from the Company if successful. While no precise estimate of this cost can be made at the present time, Buterin currently estimates that he will spend a total of approximately $10,000 for its solicitation of proxies, including expenditures for attorneys, advertising, printing, transportation and related expenses.

     Buterin will also reimburse brokers, fiduciaries, custodians and other nominees, as well as persons holding stock for others who have the right to give voting instructions, for out-of-pocket expenses incurred in forwarding this Proxy Statement and related materials to, and obtaining instructions or authorizations relating to such materials from, beneficial owners of Common Stock. Buterin will pay for the cost of these solicitations, but these individuals will receive no additional compensation for these solicitation services.

                  APPOINTMENT OF INDEPENDENT AUDITORS FOR 2002

     According to the Company's preliminary proxy statement filed with the SEC on April 8, 2003, the Board has appointed Deloitte & Touche LLP, independent public accountants, to audit the financial statements of the Company for the year ending December 31, 2003, and to perform tax and other services as may be authorized from time to time by the Audit Committee of the Board. The Board has directed that the appointment of Deloitte & Touche LLP be submitted to the stockholders for approval. The affirmative vote of a majority of the shares of Common Stock present or represented and entitled to vote on the proposal at the Annual Meeting is required for approval. Buterin is not soliciting proxies with respect to the approval of the appointment of Deloitte & Touche LLP.

                             ADDITIONAL INFORMATION

     Certain information regarding beneficial ownership of shares of Common Stock held by the Company's directors, nominees, management and 5% stockholders is contained in the Company's proxy statement furnished to stockholders in connection with the Annual Meeting under the heading "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT", and is incorporated herein by reference. Information concerning the date by which proposals of stockholders intended to be presented at the 2004 annual meeting of stockholders of the Company must be received by the Company for inclusion in the Company's proxy statement and form of proxy for that meeting is also contained in the Company's proxy statement furnished to stockholders in connection with the Annual Meeting under the heading "STOCKHOLDER PROPOSALS FOR 2004," and is incorporated herein by reference.

     Certain of the information contained in this Proxy Statement is based on, or incorporated by reference to, publicly available information filed by the Company with the SEC. Although Buterin does not have any information that would indicate that any information contained in this Proxy Statement that has been taken from such documents is inaccurate or incomplete, Buterin does not take any responsibility for the accuracy or completeness of such information.

     Buterin is not aware of any other substantive matters to be considered at the Annual Meeting, however, if any other matter should properly come before the Annual Meeting, Buterin will vote all proxies held by it in accordance with its best judgment and consistent with the federal proxy rules.

                                        JOHN J. BUTERIN

Mission, Kansas

May 20, 2003

                                    IMPORTANT

1. Your proxy is important no matter how many shares of Common Stock you own. Be sure to vote on the enclosed proxy card. Buterin urges you NOT to sign any proxy card which is sent to you by the Company.

2. If you have already submitted a proxy card to the Company for the Annual Meeting, you may change your vote to a vote "FOR" the election of the Buterin Nominees by signing, dating and returning the enclosed proxy card, which must be dated after any proxy card you may previously have submitted to the Company. Only your last dated proxy card for the Annual Meeting will count at the Annual Meeting.

3. If any of your shares are held in the name of a bank, broker or other nominee, please contact the person responsible for your account and direct him or her to vote on the enclosed proxy card "FOR" election of Buterin's Common Stock Nominees.

4. If you hold your shares in more than one type of account or your shares are registered differently, you may receive more than one proxy card. We encourage you to vote each enclosed proxy card that you receive.

5. If you have any questions or need assistance in voting your shares, please contact John J. Buterin, at the number set forth below:

                                 JOHN J. BUTERIN
                                  P.O. BOX 375
                              MISSION, KANSAS 66201
                                  913-642-8523

                          GATEWAY ENERGY CORPORATION
                                      PROXY

                      THIS PROXY IS SOLICITED ON BEHALF OF
                                 JOHN J. BUTERIN

     The undersigned hereby appoints John J. Buterin, Thomas G. Stoll, Philip A. Wilson and Mont Hoyt, and each of them, proxies for the undersigned with full power of substitution to vote all shares of common stock of Gateway Energy Corporation, a Delaware corporation (the "Company"), which the undersigned is entitled to vote at the Company's 2003 Annual Meeting of Stockholders, and any postponements or adjournments thereof (the "Meeting"), hereby revoking all prior proxies, on the matters set forth below as follows:


 1.    Election of Directors    Nominees:  John J. Buterin, Thomas G. Stoll and
                                           Philip A. Wilson


       FOR all the nominees listed above    WITHHOLD AUTHORITY to vote for all
                                            the nominees listed above

       |_|                                  |_|

       INSTRUCTION: To withhold authority to vote for any individual nominee or nominees, write that nominee's name in the space provided below:



2. In the discretion of the proxy holders, on any other matters that may properly come before the Meeting.

                     THIS PROXY WILL BE VOTED AS SPECIFIED.
              IF A CHOICE IS NOT SPECIFIED, THE PROXY WILL BE VOTED
                        "FOR" THE NOMINEES LISTED ABOVE.

Please sign exactly as your name appears hereon. When shares are held by two or more persons, all of them should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by an authorized officer. If a partnership, please sign in partnership name by the authorized person.


                                        ----------------------------------------
                                                      (SIGNATURE)


                                        Print Name:
                                                   -----------------------------


                                        ----------------------------------------
                                              (SIGNATURE IF HELD JOINTLY)


                                        Print Name:
                                                   -----------------------------



                                        Dated:_________________________, 2003


 PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD USING THE ENCLOSED ENVELOPE.